

March 29, 2013

<u>Via E-mail</u>
C. Daniel Myers
Chief Executive Officer
Alimera Sciences, Inc.
6120 Windward Parkway, Suite 290
Alpharetta, GA 30005

> **Re: Alimera Sciences, Inc.**
> **Amendment No. 2 to Form S-1 on Form S-3 Registration Statement**
> **Filed March 28, 2013**
> **File No. 333-184996**

Dear Mr. Myers:

We have reviewed your amended registration statement and response letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Form S-1 on Form S-3 Registration Statement</u>

1. We note that you have requested confidential treatment for Exhibit 10.41, which is incorporated by reference from your Form 10-K for the fiscal year ended December 31, 2012. Please note that we will be monitoring your registration statement for resolution of your pending confidential treatment request. All comments will need to be fully resolved before we take final action on the registration statement.

<u>Documents Incorporated by Reference, page 41</u>

2. Please incorporate by reference the Form 10-K/A filed March 29, 2013. For guidance, please refer to Item 12(a) of Form S-3 and Compliance and Disclosure Interpretations, Securities Act Forms Question 123.05.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239, Dan Greenspan at (202) 551-3623, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Gregg Griner, Esq.
        Gunderson Dettmer Stough
        Villeneuve Franklin & Hachigian, LLP
        850 Winter Street
        Waltham, MA 02451